SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

ZCNSE C/1 03007258

SEC File No: 82-3622

SUPPL

28 February 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549



Dear Sir/Madam

**SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SEC**

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully



Kumarendran Chelliah
Legal Counsel

Encs.

MASNET No. 82 OF 26.02.2003
Announcement No. 82

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Changes In Director's Shareholding

| | |
|---|---|
| Name of director: | Jackson Peter Tai |
| Date of notice to company: | 26/02/2003 |
| Date of change of interest: | 26/02/2003 |
| Name of registered holder: | Jackson Peter Tai |
| Circumstance(s) giving rise to the interest: | Open market purchase |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| No. of shares which are the subject of the transaction:<br>% of issued share capital: | 50,000 |
| Amount of consideration (excluding brokerage and stamp duties) per share paid or received: | S$1.35 |
| No. of shares held before the transaction:<br>% of issued share capital: | 60,000 |
| No. of shares held after the transaction:<br>% of issued share capital: | 110,000 |

**Holdings of Director, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| No. of shares held before the transaction:<br>% of issued share capital: | 0 | 60,000 |
| No. of shares held after the transaction:<br>% of issued share capital: | 0 | 110,000 |
| Total shares: | 0 | 110,000 |

Submitted by Chan Su Shan (Ms), Company Secretary on 26/02/2003 to the SGX

MASNET No. 24 OF 26.02.2003
Announcement No. 24

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| Name of substantial shareholder: | Temasek Holdings (Private) Limited |
| Date of notice to company: | 26/02/2003 |
| Date of change of interest: | 19/02/2003 |
| Name of registered holder: | CDP : DBS Nominees |
| Circumstance(s) giving rise to the interest:<br>Please specify details: | Others<br>Deemed Interest - Open Market Purchase |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| No. of shares which are the subject of the transaction:<br>% of issued share capital: | 163,000 |
| Amount of consideration (excluding brokerage and stamp duties) per share paid or received: | S$1.33000 |
| No. of shares held before the transaction:<br>% of issued share capital: | |
| No. of shares held after the transaction:<br>% of issued share capital: | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| No. of shares held before the transaction: | 2,473,000 | 11,971,746,896 |
| % of issued share capital: | 0.01 | 67.16 |
| No. of shares held after the transaction: | 2,636,000 | 11,971,746,896 |
| % of issued share capital: | 0.01 | 67.16 |
| Total shares: | 2,636,000 | 11,971,746,896 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 26/02/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 20 OF 26.02.2003
Announcement No. 20

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | The Capital Group Companies, Inc. |
| **Date of notice to company:** | 25/02/2003 |
| **Date of change of interest:** | 25/02/2003 |
| **Name of registered holder:** | DBS Nominees Pte. Ltd. |
| **Circumstance(s) giving rise to the interest:** | Others |
| **Please specify details:** | These shares were disposed of through an open market transaction at shareholder discretion |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:** | (92,000) |
| **% of issued share capital:** | 0.0005 |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | S$1.3446 |
| **No. of shares held before the transaction:** | 463,502,051 |
| **% of issued share capital:** | 2.6002 |
| **No. of shares held after the transaction:** | 463,410,051 |
| **% of issued share capital:** | 2.5997 |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 1,077,308,873 | |
| **% of issued share capital:** | 6.0435 | |
| **No. of shares held after the transaction:** | 1,077,216,873 | |
| **% of issued share capital:** | 6.043 | |
| **Total shares:** | 1,077,216,873 | |

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 26/02/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 10 OF 25.02.2003
Announcement No. 10

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | The Capital Group Companies, Inc. |
| **Date of notice to company:** | 24/02/2003 |
| **Date of change of interest:** | 24/02/2003 |
| **Name of registered holder:** | DBS Nominees Pte. Ltd. |
| **Circumstance(s) giving rise to the interest:** | Others |
| **Please specify details:** | These shares were acquired through an open market transaction at shareholder discretion |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:** | 206,000 |
| **% of issued share capital:** | 0.0012 |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | S$1.3557 |
| **No. of shares held before the transaction:** | 463,296,051 |
| **% of issued share capital:** | 2.599 |
| **No. of shares held after the transaction:** | 463,502,051 |
| **% of issued share capital:** | 2.6002 |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 1,077,102,873 | |
| **% of issued share capital:** | 6.0424 | |
| **No. of shares held after the transaction:** | 1,077,308,873 | |
| **% of issued share capital:** | 6.0435 | |
| **Total shares:** | 1,077,308,873 | |

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 25/02/2003, the date of receipt of the notice, to the SGX

MASNET No. 13 OF 24.02.2003
Announcement No. 13

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | The Capital Group Companies, Inc. |
| **Date of notice to company:** | 21/02/2003 |
| **Date of change of interest:** | 21/02/2003 |
| **Name of registered holder:** | DBS Nominees Pte. Ltd. |
| **Circumstance(s) giving rise to the interest:** | Others |
| **Please specify details:** | These shares were acquired through an open market transaction at shareholder discretion |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:** | 55,000 |
| **% of issued share capital:** | 0.0003 |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | S$1.3500 |
| **No. of shares held before the transaction:** | 463,241,051 |
| **% of issued share capital:** | 2.5987 |
| **No. of shares held after the transaction:** | 463,296,051 |
| **% of issued share capital:** | 2.599 |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 1,077,047,873 | |
| **% of issued share capital:** | 6.0421 | |
| **No. of shares held after the transaction:** | 1,077,102,873 | |
| **% of issued share capital:** | 6.0424 | |
| **Total shares:** | 1,077,102,873 | |

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 24/02/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 13 OF 21.02.2003
Announcement No. 13

SINGAPORE TELECOMMUNICATIONS LIMITED

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| Name of substantial shareholder: | The Capital Group Companies, Inc. |
| Date of notice to company: | 20/02/2003 |
| Date of change of interest: | 20/02/2003 |
| Name of registered holder: | Raffles Nominees Pte. Ltd. |
| *Circumstance(s) giving rise to the interest:* | Others |
| Please specify details: | These shares were disposed of through an open market transaction at shareholder discretion |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| No. of shares which are the subject of the transaction: | (899,000) |
| % of issued share capital: | 0.005 |
| Amount of consideration (excluding brokerage and stamp duties) per share paid or received: | S$1.3411 |
| No. of shares held before the transaction: | 506,718,411 |
| % of issued share capital: | 2.8426 |
| No. of shares held after the transaction: | 505,819,411 |
| % of issued share capital: | 2.8376 |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| No. of shares held before the transaction: | 1,077,946,873 | |
| % of issued share capital: | 6.0471 | |
| No. of shares held after the transaction: | 1,077,047,873 | |
| % of issued share capital: | 6.0421 | |
| Total shares: | 1,077,047,873 | |

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 21/02/2003, the date of receipt of the notice, to the SGX

MASNET No. 16 OF 21.02.2003
Announcement No. 16

SINGAPORE TELECOMMUNICATIONS LIMITED

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| Name of substantial shareholder: | Temasek Holdings (Private) Limited |
| Date of notice to company: | 21/02/2003 |
| Date of change of interest: | 17/02/2003 |
| Name of registered holder: | CDP : HSBC (S) Nominees Pte Ltd |
| Circumstance(s) giving rise to the interest:<br>Please specify details: | Others<br>Deemed Interest - Open Market Sale |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| No. of shares which are the subject of the transaction:<br>% of issued share capital: | (240,000) |
| Amount of consideration (excluding brokerage and stamp duties) per share paid or received: | $1.325 |
| No. of shares held before the transaction:<br>% of issued share capital: | |
| No. of shares held after the transaction:<br>% of issued share capital: | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| No. of shares held before the transaction: | 2,713,000 | 11,971,746,896 |
| % of issued share capital: | 0.02 | 67.16 |
| No. of shares held after the transaction: | 2,473,000 | 11,971,746,896 |
| % of issued share capital: | 0.01 | 67.16 |
| Total shares: | 2,473,000 | 11,971,746,896 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 21/02/2003, the date of receipt of the notice, to the SGX